Public - Original

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18006889

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SEC Mail Processing Section MAR 05 2018 Washington DC 408

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69536 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Octagon Capital Group, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**45 Essex Street Suite 204/205**
(No. and Street)

| **Millburn** | **NJ** | **07041** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Michael Levy** — **212-894-0275**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Sobel & Co. LLC**
(Name - if individual, state last, first, middle name)

| **293 Eisenhower Parkway Suite 290** | **Livingston** | **NJ** | **07039** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

BW

## OATH OR AFFIRMATION

I, Michael Levy, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Octagon Capital Group, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Michael E. Levy
Signature

Managing Director/Managing Member
Title

Subscribed and sworn
to before me
this 28 day of February 2018

Kristen M Klus
Notary Public

OFFICIAL SEAL
KRISTEN M KLUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/28/18

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] ` Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

# Octagon Capital Group LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

CONTENTS

Page

**Report of Independent Registered Public Accounting Firm** .......... 1

**Financial Statement**

Statement of Financial Condition .......... 2

**Notes to Statement of Financial Condition** .......... 3-6

\

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Octagon Capital Group, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Octagon Capital Group, LLC as of December 31, 2017, and the related notes (collectively, referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Octagon Capital Group, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Octagon Capital Group, LLC's management. Our responsibility is to express an opinion on Octagon Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Octagon Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co. LLC
Certified Public Accountants

We have served as Octagon Capital Group, LLC's auditor since 2016.

Livingston, New Jersey
February 27, 2018

**OCTAGON CAPITAL GROUP LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2017**

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 159,874 |
| Accounts receivable | 84,264 |
| Other assets | 24,503 |
| Fixed assets, net of accumulated depreciation of $12,197 | 18,019 |
| Total Assets | $ 286,660 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 43,572 |
| Member's equity | 243,088 |
| Total Liabilities and Member's Equity | $ 286,660 |

The accompanying notes are an integral part of the statement of financial condition.

## OCTAGON CAPITAL GROUP LLC

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2017

### NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Octagon Capital Group LLC (the "Company"), was organized on January 8, 2014 in the state of Delaware as a limited liability company. The Company began its operations as a broker-dealer on June 15, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ( "SIPC"). The Company provides placement and advisory services to its clients. The term of the Company shall continue in perpetuity unless sooner terminated in accordance with the provisions of its operating agreement. Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

### NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

During the period ended December 31, 2017, the Company provided financial advisory services to its clients in connection with proposed mergers and acquisitions, including financings, financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable, and collectability is reasonably assured.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single-member limited liability company, is treated as an S-Corp for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of Delaware State Law. Under those provisions, the Company does not pay federal or state income taxes. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to the individual member, who is liable for any federal and state income taxes.

The Company evaluates its uncertain tax positions under the provisions of FASB ASC 740, *Income Taxes*. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740. As of December 31, 2017, no unrecognized tax benefits were required to be recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through the date on which these financial statements are being issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements since December 31, 2017 through February 26, 2018, the date the financial statements available to be issued.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $114,605, which exceeded required net capital by $109,605, and a total aggregate indebtedness of $45,247. The Company's aggregate indebtedness to net capital ratio was 39.48 to 1 at December 31, 2017.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a new office lease agreement with a nonrelated party canceling and replacing a previous related party lease as of 1/1/17. There were no related party transactions in 2017.

## NOTE 5 – CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. During the period ended December 31, 2017, one customer comprised 92% of the Company's total revenue.

The Company maintains checking and money market accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

## NOTE 6 – RECENTLY ANNOUNCED ACCOUNTING PRONOUNMENTS

In May, 2014, the financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from contracts with customers (Topic 606), which was amended by subsequent ASU's. This ASU requires and entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods and services. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements. The adoption of the ASU is not expected to have a material effect on how the company recognizes revenue, measures revenue, and presents and discloses in the financial statements.

## Note 7: COMMITMENTS AND CONTINGENCIES

*Operating Leases*

The Company leases office facilities under non-cancelable operating lease arrangements.

Future minimum payments under non-cancelable operating leases are approximately as follows:

| Years Ending December 31: | |
|---|---|
| 2018 | 48,000 |
| 2019 | 48,000 |
| 2020 | 16,000 |
| Total | 112,000 |

## Note 8: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and are summarized by major classification as follows:

| | | | Useful Life |
|---|---|---|---|
| Office Equipment | $ | 18,483 | 5 |
| Furniture and Fixtures | | 11,733 | 7 |
| | | 30,216 | |
| Less: accumulated depreciation | | (12,197) | |
| Furniture and equipment, net | $ | 18,019 | |

Depreciation expense for the year ended December 31, 2017 was $7,150.